                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                   AMTEC, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)


                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   03232Q106
--------------------------------------------------------------------------------
                                 (CUSIP number)


                              PAUL BERKOWITZ, ESQ.
                             GREENBERG TRAURIG, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0500
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 MARCH 16, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

----------------------                                    ----------------------
                                  SCHEDULE 13D
CUSIP NO.  03232Q106                                          PAGE 2 OF 6 PAGES

----------------------                                    ----------------------


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        COMMUNICATIONS INVESTORS GROUP, [IRS #65-0885535]
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        WC, BK

--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        FLORIDA
--------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER

                                           3,101,720
            NUMBER OF            ----------------------------------------------
             SHARES                   8    SHARED VOTING POWER
           BENEFICIALLY
            OWNED BY                       0
              EACH
            REPORTING            ----------------------------------------------
           PERSON WITH                9    SOLE DISPOSITIVE POWER

                                           3,101,720
                                 ----------------------------------------------
                                     10    SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,101,720
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                                   AMTEC, INC.

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the shares of common stock (the "Common Stock"), par value $.001 per share, of Amtec, Inc., a Delaware corporation (the "Company").

         The principal executive offices of the Company are located at 599 Lexington Avenue, New York, NY 10022.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed by Communications Investors Group, a Florida General Partnership (the "Reporting Person"). The partners of the reporting Person are Manuel D. Medina and Andres Altaba, each of whom has a 50% interest.

         (b) The addresses of the Reporting Person and each of Messrs. Medina and Altaba is c/o Brian K. Goodkind, 2601 S. Bayshore Drive, PH 1B, Coconut Grove, FL 33133.

         (c) The principal business of the Reporting Person is investments. Mr. Medina is a real estate developer and is chairman of Terremark Holdings, Inc. Mr. Altaba is a private investor.

         (d) None of the Reporting Person or Messrs. Medina or Altaba has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Person or Messrs. Medina or Altaba were, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Medina is a citizen of the United States of America and Mr. Altaba is a citizen of Venezuela.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person acquired 901,720 shares of Common Stock of the Company as a result of the conversion, on December 15, 1998, of certain shares of Series E Convertible Preferred Stock of the Company then held by the Reporting Person. The Series E Convertible Preferred Stock was purchased on November 11, 1998, using funds invested in the Reporting Person by its partners. The Reporting Person purchased 20 shares of Series G Convertible Preferred Stock of the Company ("Series G Preferred Stock") and 600,000 warrants to purchase shares of Common Stock for $2,000,000 on March 16, 1999 with funds borrowed from Ocean Bank, Miami, Florida. The loan matures on March 16, 2002 and bears interest at the rate of 0.5% per annum above the prime rate of Citibank, NA. Both the shares of the Series G Preferred Stock and the 901,720 shares of Common Stock of the Company held by the Reporting Person are pledged to secure the loan. The shares of Series G

Preferred Stock are convertible into a total of 1,600,000 shares of Common Stock at any time.(1) The warrants are each exercisable for one share of Common Stock at an exercise price of $1.25.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Reporting Person acquired its interest in the Common Stock of the Company for investment purposes. The Reporting Person continually evaluated its investment in the Company on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities market in general and those for the Company's securities in particular, the Reporting Person's own financial condition, other investment opportunities and other future developments.

         Based upon such evaluation, the Reporting Person intended to take such actions in the future as the Reporting Person deemed appropriate in the light of the circumstances existing from time to time. Terremark Holdings, Inc., a Florida corporation ("Terremark") and an affiliate of the Reporting Person, entered into, on November 9, 1999, a letter of intent with the Company providing for the merger of Terremark into the Company. Pursuant to the terms of the letter of intent, the stockholders of Terremark will receive between 61.5% and 75% of the common stock of the Company on a fully diluted basis. Terremark's primary business is the development of real estate, including identifying, acquiring, designing, financing and building real property. Terremark is also engaged in real estate brokerage activities, real property management, leasing, construction and advisory services.

         Terremark has further agreed to loan up to $1.5 million to the Company in two equal tranches of $750,000 each, the first to be made within three business days following the execution of the letter of intent and the second at such time as the Company can reasonably demonstrate that its cash flow requirements necessitate additional funding. In connection with the loan, the Company will execute negotiable promissory notes bearing 10% simple interest to be payable upon the earlier of December 31, 1999 in the event that no definitive merger agreement is executed prior to December 1, 1999, or, if a merger agreement is executed and terminated, five days after such termination.

         Except as set forth in this Item 4, neither the Reporting Person nor Terremark has any plans or proposals with respect to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person beneficially owns 3,101,720 shares or 9.0% of the outstanding Common Stock of the Company, based on a total of 32,113,668 shares of Common Stock outstanding on August 13, 1999. The shares owned by the Reporting Person consist of 901,720 shares of Common Stock, 20 shares of Series G Convertible Preferred Stock which may be converted into 1,600,000 shares of Common Stock and warrants to purchase 600,000 shares of Common Stock.



----------

1 The Series G Convertible Preferred Stock pays a dividend in kind at a rate of 8% per year.

         (b) The Reporting Person has the sole power to vote and dispose of 3,101,720 shares of Common Stock.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         (a)      Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Letter of intent dated November 9, 1999 between the Company and Terremark Holdings, Inc., with exhibits thereto.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 10, 1999

                                                Communications Investors Group




                                                By /s/ Manuel D. Medina
                                                   -----------------------------
                                                   Manuel D. Medina
                                                   General Partner

                                                                     Exhibit (a)


                                November 9, 1999



The Board of Directors
Amtec, Inc.
599 Lexington Ave., 49th Floor
New York, NY 10022

RE:      Letter of Intent

Gentlemen:

         This Letter of Intent sets forth our understanding as to the terms of the proposed merger (the "Merger") of Terremark Holdings, Inc. ("Terremark") into Amtec, Inc. ("Amtec"), with Amtec being the surviving entity. Except as otherwise set forth below, this Letter of Intent is not binding upon either party, and is subject to the negotiation and execution of a definitive merger agreement (the "Merger Agreement") and subject to the terms and conditions set forth below.

         1. MERGER. Upon the effectiveness of the Merger, the stockholders of Terremark would exchange all of the outstanding common stock of Terremark for newly issued common stock of Amtec representing between 61.5% and 75% of the common stock of Amtec on a fully diluted basis. The parties have valued their respective companies such that, as of the date hereof, the relative post-merger ownership of Terremark stockholders and existing Amtec stockholders would be 61.5% and 38.5%, respectively, of the post-merger entity. However, the parties acknowledge that Terremark intends to acquire additional assets (the "New Assets") prior to the closing of the Merger and that the proportionate ownership interest in the post-merger entity to be received by the Terremark stockholders shall be adjusted upward to reflect the value to Amtec of the New Assets, as follows: For each $1 million worth of New Assets (in excess of liabilities related thereto) (such value to be mutually determined) acquired by Terremark, Terremark stockholders shall receive (on a pro rata basis) an aggregate of an additional 0.45% of equity ownership in post-merger entity. Notwithstanding the foregoing, the Terremark stockholders shall not be entitled to receive, on the closing date, more that 75% of the interest in the post-merger entity. By way of example, (i) if Terremark acquires New Assets of $20 million before the merger, Terremark stockholders shall be entitled to an interest equal to 70.5% and Amtec stockholders shall be entitled to 29.5% of the merged company; (ii) if Terremark acquires New Assets of $30 million, the respective percentages will be 75% and 25%; and (iii) if Terremark acquires New Assets in excess of $30 million, the respective percentages will still be 75% and 25%. Notwithstanding anything to the contrary contained in this Paragraph 1, the parties acknowledge and agree as follows:

                  (a) Terremark Centre is a 296,000 square foot office building located in Coconut Grove, Florida, which contains retail, residential and parking space (the "Building"). The parties acknowledge that it is the current intent of Terremark to either purchase the partnership that holds title to the Building, or obtain control over the proceeds upon sale of the Building, in a transaction substantially as described in the Memorandum of Understanding attached here to as EXHIBIT "A" (the "MOU"). The Building is not subject to any liens other than

November 9, 1999
Page 2



liens for borrowed monies in an amount no greater than $30 million, liens for ordinary course leases and building contracts, and other liens that do not materially detract from the value or use of the Building. The parties stipulate and agree that, for the purposes of this Paragraph 1, the value of the equity in the Building as of the date of this Letter of Intent, taking into account tangible and intangible factors, is $30 million. The stipulated value of $30 million shall control as of the closing of the Merger even if (e.g., due to a change in market conditions) the Building is sold for less than $30 million in net proceeds. Accordingly, if Terremark is successful in purchasing the partnership that owns the Building or gaining control over the proceeds substantially in accordance with the terms set forth in the MOU, then the Building or its proceeds, as the case may be, shall qualify as New Assets with a value of $30 million such that the respective ownership percentages of Terremark, the Holders (as that term is defined in the MOU) and the Amtec shareholders in the post-merger entity shall be 40%, 35% and 25%, respectively.

         2. COVENANTS.

         (a) Except as otherwise set forth below in this Letter of Intent, Amtec will continue to operate its business consistent with past practice, but will not (i) amend its Certificate of Incorporation or Bylaws; (ii) issue any (A) options, warrants, convertible securities or any other contractual or other provision to acquire capital stock, or (B) capital stock, other than pursuant to presently outstanding options, warrants, convertible securities or similar contractual provisions; (iii) alter the size of the Board of Directors, (iv) effect any material transaction not in the ordinary course of business, (v) make any material capital expenditure, or (vi) incur any material debt. Notwithstanding the foregoing, Amtec shall be permitted to take any of the forgoing actions as required or necessary (x) to comply with the terms of the Merger Agreement, (y) to comply with its legal binding obligations existing as of the date hereof, or (z) in order to fulfill its fiduciary obligations to the stockholders of Amtec in the event of any extraordinary and unforeseen event not in the control of Amtec.

         (b) Prior to or upon the execution of this Letter of Intent, Terremark shall provide to Amtec its reviewed financial statements for the year ended March 31, 1999. On or before November 18, 1999 (without delaying the execution of the Merger Agreement or effecting the validity thereof), Terremark will provide to Amtec, audited financial statements for the same period and unaudited financial statements for the period ending September 30, 1999. The audited financial statements for March 31 and unaudited for September 30 shall show no material adverse change in Terremark's financial condition from the March 31 reviewed statements. In the event there is such a material adverse change, Amtec may terminate the Merger Agreement via written notice to Terremark delivered within 5 days of Amtec's receipt of the audited statements, citing with specificity the change(s) on which it is relying.

         (c) At all times prior to the closing of the Merger, Terremark will conduct its operations consistent with past practices and in the ordinary course of its business (which includes but is not limited to all aspects of real estate acquisition and development) and, there

November 9, 1999
Page 3



will be no material adverse change in Terremark's financial condition from that reflected on the above mentioned financial statements.

         3. BEST EFFORTS. The parties agree to negotiate in good faith, and to use their reasonable best efforts with regard to executing a definitive Merger Agreement on or before November 18, 1999. Such Merger Agreement shall contain customary terms and provisions, including a break up fee from Amtec to Terremark in certain enumerated circumstances and substantially mutual representations and warranties between the parties. The Merger Agreement shall also contain agreements to the effect that the parties shall each use their reasonable best efforts to (i) obtain all necessary third-party and government consents (including all certificates, permits and approvals) required in connection with the Merger and (ii) close the transaction as soon as practicable, but no later than July 1, 2000. Amtec shall also agree to use its reasonable best efforts to
(a) engage an investment banker on behalf of Amtec to render advice regarding the Merger and (b) subject to the terms and conditions of the Merger Agreement,
(1) prepare and file with the U.S. Securities & Exchange Commission the appropriate registration statement and/or proxy statements for the Merger in conjunction with Terremark (particularly in connection with any disclosure pertaining to Terremark and any pro forma financial statements), and (2) submit the items set forth herein for approval by its stockholders as soon as practicable, but no later than July 1, 2000.

         4. CONFIDENTIALITY. Each party will use and will cause its Representatives (as defined below) to use the information acquired regarding the other in connection with the proposed Merger solely for the purpose of such party's investigation of the business of the other, and unless and until the parties consummate the Merger, each party will, and will cause its affiliates, directors, officers, employees, advisors and agents (collectively, "Representatives") to, keep the information strictly confidential. In the event the Merger is not consummated, each party will return to the other any materials containing such information, or will certify in writing that all such materials or copies of such materials have been destroyed. The provisions of this Section 4 will survive the termination of this Letter of Intent.

         5. OTHER AGREEMENTS OF AMTEC.

         (a) Amtec hereby represents and warrants to Terremark that neither it nor any of its Representatives is currently participating in any discussion or negotiations with any third-party with respect to any Acquisition Proposal. Amtec shall promptly advise Terremark orally and in writing of any Acquisition Proposal (or any request for information in connection with the same) received by it after the date hereof.

         "Acquisition Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 20% or more of the assets of Amtec or 20% or more of any class of equity securities of Amtec, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of Amtec, any merger, consolidation, business combination, sale of all or substantially

November 9, 1999
Page 4




all the assets, recapitalization, liquidation, dissolution or similar transaction involving Amtec (other than the transactions between the parties hereto contemplated by this Letter of Intent or ordinary course trading of the Amtec stock on the American Stock Exchange).

         (b) Amtec shall pay to Terremark all reasonable out-of-pocket fees and expenses incurred by Terremark in connection with the transactions contemplated hereby up to a limit of $100,000 in the following events: (i) Amtec terminates this Letter of Intent, (ii) this Letter of Intent expires and within twelve months thereafter Amtec enters into a definitive agreement with a third party relating to an Acquisition Proposal, or (iii) Terremark terminates this Letter of Intent due to the Board of Directors of Amtec having failed to recommend or withdrawn, or modified or changed in a manner adverse to Terremark, their approval or recommendation of this Letter of Intent and the transactions contemplated hereby. The provisions of this paragraph 5(b) shall survive the termination of this Letter of Intent.

         6. PUBLIC ANNOUNCEMENT. Except as provided below, neither party shall issue any press releases or public announcements or otherwise publicly disseminate information regarding this Letter of Intent or the transaction contemplated by this Letter of Intent without the prior written approval of the other party, except as may be required by law. The press release in the form attached hereto as EXHIBIT "B" is approved by the parties and may be publicly disseminated upon the execution of this Letter of Intent. Subsequent to the dissemination of such press release by either party, Terremark shall have the right to make such public announcements, and in such form, as it deems in its sole discretion to be appropriate or desirable.

         7. EXPENSES. Except as set forth in Section 5 above, each party will pay all of its expenses, including legal fees, incurred in connection with the Merger.

         8. NON-BINDING NATURE; TERMINATION; DUE DILIGENCE; BOARD APPROVAL. Except as provided in this Section 8, it is agreed that this Letter of Intent does not create any legally binding obligations for either of the parties but merely represents the current understanding of the parties with respect to the proposed Merger, and this Letter of Intent does not contain all material terms upon which agreement must be reached in order for the Merger to be consummated. Notwithstanding the foregoing, the provisions of Sections 4, 5, 6, 7, 8 and 9, are agreed to be legally binding on the parties hereto. This Letter of Intent shall remain in full force and effect until the Merger Agreement is executed and delivered, or until the close of business on the day that is the thirtieth (30) day after the date hereof (or the first business day thereafter, in the event such day is not a business day), whichever occurs first, unless the term of this Letter of Intent is extended by the mutual agreement of the parties hereto. The provisions of Sections 4, 5(b) and 9 hereof shall survive any termination of this Letter of Intent.

         The execution and delivery of the Merger Agreement by each party will be subject to (a) negotiation of a mutually satisfactory Merger Agreement, (b) each party being satisfied in its sole discretion with the results of its due diligence review of the other, including the inventories, properties, affairs, legal claims, books, records, prospects and plans, and of other relevant matters

November 9, 1999
Page 5




prior to the execution of the Merger Agreement, and (c) the approval by the Board of Directors of each party of the Merger Agreement. Each party shall provide the other's legal, accounting and other representatives a full opportunity to conduct a due diligence examination, including the properties, affairs, books, and records and to obtain information from its management, lenders, lawyers, accountants and other consultants, with respect to such matters as deemed reasonably relevant.

         9. LOAN TO AMTEC. In anticipation of the Merger, Terremark shall loan up to $1.5 million to Amtec (the "LOANS"). The Loans shall be secured by all of the assets of Amtec and paid out in two equal tranches of $750,000 each, as follows: (a) the first tranche shall be made within 3 business days following the execution of this Letter of Intent; and (b) the second tranche shall be made at such subsequent time that Amtec can reasonably demonstrate that its cash flow requirements necessitate additional funding, which determination shall be in the sole reasonable discretion of Terremark (assuming the Merger Agreement has not been terminated and is effective). Amtec will execute negotiable promissory notes in form and substance acceptable to Terremark and bearing 10% simple interest, for each tranche funded, which notes shall be payable to Terremark (to the extent funded) upon the earlier of (i) December 31, 1999, in the event that no definitive Merger Agreement is executed by December 1, 1999, (ii) if the Merger Agreement is executed and terminated prior to closing, within 5 business days of such termination or (iii) upon the closing of the Merger. The provisions of this Section 9 will survive the termination of this Letter of Intent.

         10. COUNTERPARTS. This Letter of Intent may be executed in two counterparts, each of which shall be an original and which, taken together, shall constitute one and the same agreement.

                                            TERREMARK HOLDINGS, INC.



                                            By:  /s/ Manuel D. Medina
                                                ---------------------------
                                                Manuel D. Medina, President



                                            AMTEC, INC.



                                            By: /s/ Joseph Wright
                                                ---------------------------
                                            Name:  Wright, J.R.
                                                  -------------------------
                                            Title: Chairman and CEO
                                                  -------------------------

                                    EXHIBIT A
                          MEMORANDUM OF UNDERSTANDING
                                 Attached Hereto

                           MEMORANDUM OF UNDERSTANDING

         This Memorandum of Understanding (this "Memorandum") is entered into this ___ day of October, 1999, between Terremark Holdings, Inc., a Florida corporation ("Terremark"), and Terremark Centre, Ltd., a Florida limited partnership ("TCL"), and Terremark at Bayshore, Inc., Terremark Centre, Inc. and ACGDI, Inc. (the last three of which are Florida corporations and are collectively referred to as the "Partners"). Other than as specifically set forth in paragraphs 7 to 11 ("Binding Provisions") below, this Memorandum is non-binding and is for the sole purpose of expressing the parties' current intent and understanding in order to facilitate the drafting and eventual execution of binding formal contracts (collectively, the "Definitive Agreement") reflecting the parties' agreement with respect to the transactions contemplated herein. The parties acknowledge that any exchange of drafts of the Definitive Agreement or other course of conduct or dealing are not intended to create or constitute any legally binding obligation between them with respect to the subject matter hereof, and the parties hereto shall not be bound nor have any liability to any other party hereunder with respect to the matters contemplated hereby until a fully integrated Definitive Agreement, and other related documents, are prepared, authorized, executed and delivered by and between all parties; provided, however, that the Binding Provisions shall be legally binding and enforceable upon execution of this Memorandum.

                                    RECITALS

         A. TCL owns the real property referred to as the Terremark Centre, a complex of office, residential, parking and retail space, located at 2601 S. Bayshore Drive, Coconut Grove, Florida (the "Property");

         B. The Partners own 100% of the limited and general partnership interests in TCL ("Partnership Interests");

         C. Terremark and its subsidiaries are in the business of developing, leasing, managing, brokering and providing other services related to real estate;

         D. Terremark has negotiated an agreement in principal to be merged into AmTec, Inc., a Delaware corporation traded on the American Stock Exchange, as a result of which, the shareholders of Terremark, together with the Partners, at or about the time of the consummation of the merger (and assuming that the transactions contemplated hereby are consummated) will in the aggregate become the owners of 75% of the shares of AmTec on a fully diluted basis (the "AmTec Merger"), with 40% of the shares of AmTec on a fully diluted basis to be acquired by the shareholders of Terremark and 35% of the shares of AmTec on a fully diluted basis to be acquired by the Partners or their assignees, all as set forth in the draft letter of intent between Terremark and AmTec, a copy of which is attached hereto as Exhibit A (the "AmTec Letter"); and

         E. The Partners desire to acquire newly-issued common stock of AmTec, representing 35% of the outstanding stock of AmTec on a fully diluted basis, upon or promptly after the closing of the AmTec Merger in accordance with and subject to the terms and provisions set forth in this Memorandum.

                              PROPOSED TRANSACTION

         In order to accomplish the proposed transaction involving the parties to this Memorandum and the AmTec Merger as contemplated by the AmTec Letter, the parties hereto intend to proceed as follows:

         1. The Partners would sell their Partnership Interests in TCL (representing 100% of the limited and general partnership interests in TCL) to Terremark or Terremark subsidiaries for a purchase price in an amount equal to the difference between $56,000,000 and the outstanding principal balance of the first mortgage loan in favor of Principal Mutual Insurance Company ("First Mortgage") at the time of closing of such transaction ("Terremark Closing"). The purchase price would be payable in the form of a promissory note ("Note") delivered to the Partners at the Terremark Closing. The only expense to be paid by the Partners in connection with the Terremark Closing shall be income taxes, as set forth in paragraph 6 below, and the attorneys' fees of counsel to the Partners. The Definitive Agreement will, however, contain standard provisions regarding proration of rents, taxes, and other operating expenses. No commission shall be payable by the Partners to Terremark or any other party in connection with the sale of the Partnership Interests to Terremark.

         2. The terms of the Note would be as follows:

                  (a) Terremark would be the maker (or guarantor if the Partnership Interests are sold to Terremark subsidiaries) of the Note and the Note would be a full recourse Note against Terremark. The Note would be in registered form for federal income tax purposes. The Partners or their assignees who hold the Note are sometimes hereinafter referred to as the "Holders".

                  (b) The Note would be secured by a pledge of 100% of the Partnership Interests being sold to Terremark or its subsidiaries pursuant to a Security Agreement acceptable to the parties, which security interest would be perfected by the filing of UCC-1 financing statements.

                  (c) Concurrently with the closing, TCL would enter into an agreement in favor of the Holders not to further encumber the property and not to accept any additional advances under the First Mortgage.

                  (d) Except as provided below, the Note would mature and be payable in full on December 31, 2000. Interest would accrue on the Note at the rate of 7% per annum and interest would be payable at maturity. Notwithstanding the stated interest rate of the Note, Terremark would be obligated to pay a minimum of $1,000,000 of interest under the Note.

                  (e) The Note would be prepayable at any time without premium or penalty (but subject to the obligation to pay a minimum of $1,000,000 of interest). The Note would contain a usury savings clause. The Note would contain a "due on sale" clause.

                  (f) If the Property is sold prior to the consummation of the AmTec Merger, the Note would become immediately due and payable. If the net proceeds from the sale of the Property are insufficient to pay the Note in full, Terremark would be required to make up any difference. The proceeds to be paid to the Partners to satisfy the Note in full ("Note Proceeds") would be paid into an interest bearing escrow account (in a commercial bank in the United

States and of a type account mutually acceptable to the parties) in the name of the Holders which would require the signatures of two persons to withdraw any amounts from such escrow account, one being a representative of the Partners, and the other being a representative of Terremark. The parties would agree that the Note Proceeds, together with all interest earned thereon, would be required to be used by the Holders to purchase newly issued registered shares of common stock of AmTec representing 35% of the outstanding AmTec stock on a fully diluted basis upon the closing of the AmTec Merger, should such merger close on or before December 31, 2000. If the AmTec Merger does not close by December 31, 2000, then the Note Proceeds in the escrow account, together with all interest earned thereon, would be immediately paid to the Partners in full satisfaction of all obligations under the Note and the Definitive Agreement.

                  (g) If the Property has not yet been sold by the date of the consummation of the AmTec Merger, then upon the consummation of the AmTec Merger (provided the same occurs prior to December 31, 2000) and for a period of thirty days thereafter, (i) Terremark (or the survivor of the AmTec Merger) would have the option to pay the Note in full by delivering to the Holders on a pro rata basis newly-issued registered shares of common stock of AmTec collectively representing 35% of the AmTec stock on a fully diluted basis and (ii) the Holders would collectively and jointly (but not severally) have the option to exchange the Note for newly-issued registered shares of common stock of AmTec representing 35% of the AmTec stock on a fully diluted basis.

                  (h) It would be a condition precedent to the Holders' obligation to exchange the Note or the Note Proceeds, as the case may be, for AmTec stock as provided in subparagraphs (f) and (g) above, that the conditions precedent to the closing of the AmTec Merger shall in fact have been satisfied. Such conditions precedent shall include, without limitation, that the shareholders of AmTec shall have approved the AmTec Merger, that the representations and warranties of AmTec contained in the AmTec Merger Agreement shall remain materially true and correct on the date of closing of the AmTec Merger as if made on such date, that AmTec shall have substantially performed all material obligations required to be performed by it under the AmTec Merger agreement as of the closing date of the AmTec Merger and that no material adverse change with respect to the business, financial condition, operations or prospects of AmTec or to the continuous and active public trading of Amtec's stock shall have occurred as of the closing date of the AmTec Merger. A waiver by Terremark of any such conditions precedent shall not be binding upon the Holders.

                  (i) In the event that the Property is not sold by December 31, 2000 and the AmTec Merger has not been consummated by that date, then the Holders would collectively be required, within seven (7) days, to elect one of the following options and Terremark and its subsidiaries would be required to comply with such election (failing which the Holders shall be deemed to have selected option (i)):

                           (i) Take delivery of 100% of the Partnership
Interests in TCL pledged to secure the Note in full satisfaction of the Note and any Terremark guaranty and all obligations of the parties under the Definitive Agreement (in which case the Holders would become the owners of the Property by virtue of their ownership of TCL); or

                           (ii) Agree to extend the maturity of the Note for an
additional four
years with interest-only payments to be made annually at the increased rate of 8% per annum and with the entire principal balance and all accrued but unpaid interest to be payable in full on December 31, 2004. In such event, the Holders would be obligated to subordinate their debt and security interest to any refinancing of the First Mortgage, so long as such refinancing is not in an amount that exceeds $28.5 million.

                  (j) The Note would be divisible into smaller denominations and provide that it would be assignable in whole or in part by the Partners to any other persons or entities, subject to the provisions of the Definitive Agreement. The Note will not be negotiable to a holder in due course.

         3. The execution and delivery of the Definitive Agreement shall occur simultaneously with the execution and delivery of a definitive merger agreement and related documents ("AmTec Merger Agreement") between Terremark and AmTec. The parties anticipate that the Definitive Agreement and the AmTec Merger Agreement would be executed and delivered on or about November 15, 1999. The closing of the Definitive Agreement would occur no later than December 20, 1999. It is anticipated that the closing of the AmTec Merger Agreement would be no later than June 30, 2000.

         4. The form and substance of the AmTec Merger Agreement shall be satisfactory to the Partners and their counsel in their sole discretion. In that regard, drafts of the AmTec Merger Agreement shall be provided to counsel for the Partners in sufficient time to permit such counsel to review and comment upon the same.

         5. If the Partners, their assignees or any related or affiliated person or entity once again obtain title or control over the Property or the Partnership Interests pursuant to any rights described above, they would agree that the contracts that Terremark's subsidiary currently has to manage and lease the Property would be immediately reinstated without change in their terms, conditions or interpretation.

         6. The Partners would be responsible for paying all income taxes that may be due by them as a result of the transaction contemplated herein.

                               BINDING PROVISIONS

         7. Any public disclosures relating to the Partners or their principals shall be approved in advance by the Partners, which approval shall not be unreasonably withheld or delayed.

         8. Terremark agrees to provide to the Partners and their representatives all information regarding the business, operations, financial condition and prospects of AmTec which it has obtained and which it may in the future obtain prior to the date of the closing of the AmTec Merger. In addition, Terremark shall cooperate and assist the Partners in connection with any due diligence investigation which the Partners may reasonably desire to perform with respect to AmTec prior to the closing of the AmTec Merger.

         9. The existence of this Memorandum and the AmTec Letter, and the transactions contemplated therein, shall all remain confidential and shall not be disclosed by any of the parties hereto, except as necessary to obtain professional services related to the contemplated transactions.

         10. TCL and the Partners hereby agree, on their own behalf and for their owners and principals, that during the next ten (10) years they will not under any circumstances attempt to enter into a transaction with AmTec except through Terremark pursuant to transactions contemplated by this Memorandum and the AmTec Letter or otherwise through a transaction approved in writing by Terremark.

         11. If the parties have not entered into the Definitive Agreement on or before November 22, 1999, this Memorandum and all binding provisions thereof (except paragraphs 7, 9 and 10 above) shall automatically terminate.

         Executed as of this ____ day of October, 1999.


                                       TERREMARK HOLDINGS, INC.



                                       By: /s/  Manuel D. Medina
                                          -----------------------------------
                                            Name:  Manuel D. Medina
                                                  --------------------------
                                            Title: President
                                                  --------------------------
                                                   11-9-99


                                       TERREMARK CENTRE, LTD., by its
                                       managing general partner,
                                       TERREMARK CENTRE, INC.



                                       By: /s/ Peter B. Evans
                                          -----------------------------------
                                                Peter B. Evans, President

                                       TERREMARK AT BAYSHORE, INC.



                                       By: /s/ Peter B. Evans
                                          -----------------------------------
                                                Peter B. Evans, President

                                       TERREMARK CENTRE, INC.



                                       By: /s/ Peter B. Evans
                                          -----------------------------------
                                               Peter B. Evans, President


                                       ACGDI, INC.



                                       By: /s/ Peter B. Evans
                                          -----------------------------------
                                               Peter B. Evans, President

                                    EXHIBIT B
                              FORM OF PRESS RELEASE
                                 Attached Hereto

                                 APPROVED DRAFT

FINANCIAL CONTACT                                FINANCIAL RELATIONS
Karin-JoyceTjon                                  Cameron Associates Inc.
Vice President                                   Kevin McGrath
(212) 319-9160                                   (212) 245-4577
E-mail: ktjion@amtec-inc.com                     E-mail: kevin@cameronassoc.com
Webpage: www.amtec-inc.com

                           AMTEC TO ACQUIRE TERREMARK

         Combined Company Expected To Have Liquid Assets of $30 Million

New York, NY - November 9, 1999 - AmTec, Inc. (Amex:ATC) an international telecommunications services company, today, announced it signed a Letter of Intent to acquire Terremark Holdings, Inc. (Terremark) a privately held, full service real estate and development company based in Miami, Florida. AmTec will be the surviving company and under the terms of the proposed acquisition, will acquire all existing Terremark assets, including, real estate, development projects, management and construction contracts and brokerage operations. In addition, Terremark is providing AmTec with a collateralized bridge financing up to $1.5 million, to meet AmTec's capital requirements and working capital needs and Terremark is committed to providing the combined company with initial liquid assets of approximately $30 million from a third party affiliate of Terremark upon completion of the merger. The merger contemplated by the Letter of Intent is subject to satisfactory completion of due diligence, execution of a definitive agreement and approval of the Board of Directors and shareholders, of AmTec.

"This transaction comes at a critical time for AmTec," said Joseph R. Wright, Jr., AmTec's Chairman and CEO. "During the past year, we have aggressively moved into high growth value-added telecommunications services, including international telecom and Internet businesses. In the past several months, AmTec formed a joint venture called "IP.com" with Fusion Telecommunications International, Inc. (Fusion) a multi-national long distance carrier. IP.com recently started offering voice, data and Internet telephony between the U.S. and Mainland China. AmTec has also partnered with IXS.Net, a private internet company, which is providing Internet Protocol fax and other transmission services in Europe, South America, U.S. and Asia. All of these businesses are expected to grow quickly and require expansion capital."

The $30 million in liquid assets will be invested in the combined company by entities associated with Mr. Francis Lee, one of the most successful businessman in Southeast Asia. Mr. Lee has extensive holdings in timber plantations, real estate and other industries and has been associated with Terremark for over 15 years. Mr. Lee is of Chinese descent and has significant relationships and contacts in Southeast Asia. He is extremely interested in high tech industries and is anxious to use his status in the region and his resources to assist in the growth of AmTec's telecommunications and Internet businesses in China.

Wright continued, "The purpose of this merger is to give AmTec a stronger balance sheet, a more diversified business with immediate revenues, and the capability to fund and increase our new telecom and Internet businesses around the world."

Manuel D. Medina, Chairman and CEO of Terremark explained, "Terremark will bring capital and established operations, alon with contracts and opportunities in Asia and South America. Conversely, AmTec has the telecommunications relationships to allow Terremark to expand its business to offer a full range of telecommunications services to its tenants." Terremark presently has 2,000,000 square feet under management, a number of development projects underway, and relationships with other real estate companies that it expects to use to service "captive" properties.

Terremark affiliates own approximately 9% of AmTec on a fully diluted basis and have an investment position in AmTec's joint venture partner, Fusion. In addition, Mr. Medina is a Director of Fusion.

The two companies are in the process of completing due diligence and preparing a definitive merger agreement which will require AmTec Board and stockholder approval. The transaction is expected to close in the first quarter of 2000. If them is no definitive agreement by December 31 or no closing by July 1, 2000, AmTec will have to repay the bridge loans. Upon completion of the merger Terremark shareholders will own 40% of AmTec's common stock, affiliates of Mr. Lee will control 35% and existing AmTec shareholders will own 25% on a fully diluted basis.

Mr. Wright concluded by stating, "AmTec's recent expansion into international telecom and Internet businesses are working out very well for the company. Unlike China based cellular services, they do not rely as heavily on Chinese-Foreign Joint Ventures. Originally, AmTec entered into an agreement with Hebei Province to finance and assist China UNICOM in the construction of cellular networks in the ten largest cities of Hebei Province. As is happening with all of these ventures, this agreement is in the process of being renegotiated and perhaps terminated. Hebei Province, AmTec's partner, is negotiating the settlement on behalf of AmTec and a possible substitute agreement with UNICOM. There is no certainty of getting either a substitute agreement or a settlement satisfactory to AmTec."

AmTec, Inc. is an international telecommunications service company that provides voice, data, and Internet telephony services through IP.com, a partnership with Fusion Telecommunications International, Inc.; provides business-to-business Internet services worldwide through IXS.NET, and holds joint venture telecom interests in the People's Republic of China.

                                   *  *  *  *

Note: Forward-looking statements in this press release are necessarily subject to risks and uncertainties that may affect the accuracy of each statements. The forward-looking statements in this release address a variety of subjects including, for example, the expected date of closing of the merger and the potential benefits of the merger. The following factors among others, could cause actual results to differ materially from those described in these forward-looking statements, the risk that Terremark business will not be successfully integrated with AmTec's business; the successful completion of the merger, costs associated with the merger, the ability to obtain the approval of AmTec's stockholders matters arising in connection with the parties' efforts to comply with applicable regulatory requirements relating to the transaction risk associated with entering into a new business agreements, increased competitions and technological changes in the business in which AmTec and Terremark competes and any political instability in China, any delays in construction of networks, and market acceptance of and demand for the Company's products. For a discussion of certain of these risks, please refer to the Company's Form 10(K) filed with Security Exchange Commission for the fiscal year ending March 31, 1999. The Company undertakes no obligation to update such factors or to publicly announce the result of any revisions to the forward-looking statements contained herein.


                                        2